UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  September 2011

Commission File Number  000-54260

(Translation of registrant’s name into English)
Suite 110, 3040 N. Campbell Avenue, Tucson, Arizona  USA  85719
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

NOTE:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.    Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Pan American Lithium Corp. (the “Company”)
Suite 110, 3040 N. Campbell Avenue
Tucson, Arizona USA 85719

Item 2.    Date of Material Change

State the date of the material change.

September 15, 2011

Item 3.   News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The News Release dated September 15, 2011 was disseminated by Globe Newswire.

Item 4.   Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company has announced that it completed the private placement (the “Offering”) of 10,522,090 common shares at CDN$0.136 per common share with POSCO Canada Ltd. ("POSCAN")  The common shares issued by the Company in connection with the Offering are subject to a hold period expiring on January 15, 2012. The proceeds of CDN$1,431,004 will be used primarily as working capital for Pan American’s interests in its lithium/potash brine properties, as well as general working capital for Company.

Item 5.1 Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner.  See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries.  Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

See attached News Release.

Item 5.2 Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed.  This item does not apply if, in respect of the transaction, your company sent an information circular to its security holders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

Not Applicable.

Item 6.   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7.   Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8.   Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Please contact Andrew Brodkey, President and Chief Executive Officer of the Company, at (520) 989-0022.

Item 9.   Date of Report

September 15, 2011

3040 N. Campbell Avenue, Suite 110
Tucson, Arizona USA 85719

News Release

September 15, 2011	TSX.V SYMBOL – PL; OTCBB and OTCQB SYMBOL – PALTF

Pan American Lithium Corp. Announces Closing of Private Placement with POSCO
TUCSON, Ariz., September 15, 2011 (GLOBE NEWSWIRE) -- Pan American Lithium Corp. (TSX-V:PL - News) (OTCBB/OTCQB:PALTF -News) (the "Company" or “Pan American"), is pleased to announce, in furtherance to its news release dated August 25, 2011, it has closed the private placement (the "Offering") of 10,522,090 common shares at the price of CDN$0.136 per common share with POSCO Canada Ltd. ("POSCAN"), a Canadian corporation 100% owned by POSCO (NYSE:PKX.)  The common shares issued by the Company in connection with the Offering are subject to a hold period expiring on January 15, 2012.  The proceeds of CDN$1,431,004 will be used primarily as working capital for Pan American’s interests in its lithium/potash brine properties, as well as general working capital for Company.

POSCO is one of the largest steel manufacturers in the world, with headquarters in the Republic of South Korea, who is rapidly expanding its business to ensure the development of lithium in the Americas.

The Company granted POSCAN a right until expiry on December 31, 2012 to construct a production or R&D facility, at POSCAN’s expense, for the extraction of lithium or other minerals from brines at one of the Company's Chilean brine properties, on terms to be mutually agreed upon. If POSCAN elects not to exercise the right by this date, POSCAN’s pre-approval rights on certain corporate actions discussed below will terminate and the Company will not be required to nominate a POSCAN nominee to the Company’s board at future annual general meetings.

In connection with the closing, Pan American has agreed to increase the size of its board to four directors and, subject to approval from the TSX Venture Exchange, appoint a director nominated by POSCAN/POSCO to the vacant seat.  POSCAN has nominated Mr. Hyundae Kim to serve as its nominee. The Company has agreed to nominate the POSCO nominee to its board at annual general meetings so long as POSCO owns no less than 10% of the Company’s issued and outstanding common shares and so long as POSCO exercises its right to build the pilot plant on or prior to December 31, 2012, as discussed above.  During the period in which the nominee is appointed to the Company’s board, the Company will not be permitted to carry out certain corporate actions without the prior approval of the nominee, including certain corporate reorganizations, a sale of all assets, a change of business, the alteration of the Company’s constating documents (with the exception of the creation of a class or series of preferred shares) and the Company incurring debt that exceeds CDN$1 million (except non-recourse project financing, the issuance of convertible debt or preferred securities, or debt owed to  trade creditors or to officers, directors and consultants for unpaid salaries and expenses).

The Company also granted POSCAN a pre-emptive right to purchase a pro rata share of any new securities offered by the Company for such period of time that POSCAN owns no less than 10% of the Company’s issued and outstanding common shares.  Under such circumstances, POSCAN is entitled to participate in such new offerings to maintain its percentage of common shares.  Certain issuances are exempted from the pre-emptive right such as securities issued to insiders, consultants and employees for compensation purposes, the issuance of common shares on the exercise of securities outstanding on the closing date of the financing, the issuance of securities for the settlement of certain debts, the issuance of securities to brokers, agents and finders in connection with any financings and the issuances of securities in connection with business combinations.

Andrew Brodkey, Pan American’s President, commented as follows: “Pan American is pleased to partner with POSCO, a company that is dedicated to pursuing leading lithium projects globally, to align our common goals by advancing the Pan American lithium brine projects and a strategic partnership.”

About Pan American:

In total, the Company has rights in eleven lithium and potash-bearing brine projects in Chile's Atacama Region III covering cumulatively more than 20,000 hectares. The Company also has an option to acquire an indirect interest in the Cierro Prieto geothermal lithium brine project in Baja California Norte, Mexico. The Laguna Verde surface brine lake project is the most advanced of the Company's portfolio of 11 lithium and potassium bearing brines projects in Chile.

About POSCO

POSCO is a publicly traded Korean conglomerate, first established in 1968, with a focus on the production and sale of steel and steel products, both domestically in Korea and internationally. POSCO is the fourth largest steel producer in the world. In 2008, POSCO produced over 33 million tons of crude steel, had revenues of over CDN$28 billion and net profits of over $CDN4 billion.

On Behalf of the Board,

PAN AMERICAN LITHIUM CORP.

/s/ Andrew Brodkey
Andrew A. Brodkey
President and CEO

CONTACT: Jodi Henderson
Corporate Secretary
Tel: (520)989-0032
jhenderson@kriyah.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Lithium Corp.

/s/ Jodi Henderson
Jodi Henderson
Corporate Secretary
Date: September 15, 2011